Filed by The Black & Decker Corporation

Pursuant to Rule 425 under the

Securities Act of 1933, as amended and deemed

filed pursuant to Rule 14a-6 of the

Securities Exchange Act of 1934, as amended

Subject Company: The Black & Decker Corporation

(Commission File No. 1-01553)

Integration Update 9:

Our Culture

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Cultural Assessment

We have

We recently conducted a survey of the executive population of both companies, and we learned three key things.

1 A strong, similar cultural foundation

2 A shared, common cultural ideal

3 A few misperceptions we need to address

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1. Our Strong Foundation

Strongest characteristics of current cultures

Stanley

Results, not efforts

Bias toward action

Clearly articulated vision for future

Ambitious goals

High capacity for change

Strong operations & finance base

Shared

Pride in our heritage

Hard working, with

“can-do” attitude

Clear set of values

lived each day

Value new and better

methods and ideas

Personal

accountability

Black & Decker

Collaborative, team

spirit; mutual trust

Do the right thing, not

the easy thing

Give 100%, all of the

time

Decentralized decision

making

Customer focused

Many of the strongest cultural characteristics are shared; others are complementary and can be leveraged

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Our most closely aligned cultural attributes

Stanley Black & Decker

3.7 3.7 3.5

3.4 3.4 3.3 3.3 3.4 3.3 3.4

3.2 3.1 3.2 3.2

We debate issues openly and work as a team to develop solutions

Our organization takes pride in its heritage

Information is shared frequently and freely

Promotions are driven by talent and performance rather then tenure or relationships

Our company has a clear and unique identity which inspires our employees

People in our company do the right thing, not the easy thing

There is a strong sense of team spirit among our people

Difference 0.01 0.01 0.02 0.03 0.03 0.05 0.05

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2. Our Shared Ideals

Stanley Black & Decker cultural ideals

Preserve

Heritage of the brands

Clearly articulated vision for the future

Work ethic and ‘can do’ attitude

An empowered, entrepreneurial spirit

Collaborative, not competitive working environment

Enhance

Stronger focus on personal accountability, with consequences for missing goals

More receptivity to good ideas, no matter who suggests them

Additional clarity on values

Improved focus on the customer

Increased emphasis on celebrating success

Both organizations want to preserve current cultural strengths and further enhance others

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Top 5 desired cultural attributes

Stanley today Black & Decker today Desired culture for Combined Company

3.9 3.9 3.9 3.9 3.9

3.6 3.7 3.6 3.5, 3.4

3.6 3.6 3.4 3.4 3.3

We have a ‘can do’ attitude

I am encouraged to come up with new and better ways of doing things

Our company has a clear set of values no which we live by every day

Individuals take personal accountability for delivering on commitments and resolving issues

Good ideas are adopted here, matter who suggested them or where they came from

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3. Misperceptions

Black & Decker views Stanley as

Stanley views Black & Decker as

More operations focused than customer focused

Structured and process-driven as opposed to somewhat more flexible

Not quite as lean as SWK views itself

Resource rich as opposed to lean and efficient

More competitive in nature than BDK views itself

Structured and formal in leadership communication as opposed to slightly informal

It is common for partners to perceive their cultures as different

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Misperceptions are Natural, but There is Overwhelming Agreement

We have two great companies.

And together we’ll be stronger.

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Moving Forward

Stanley and Black & Decker share far more similarities than differences

Integration effectiveness will depend in part on how well the perceived and actual cultural differences are managed

Be aware and open regarding cultural differences within your team

Maintain an honest, frequent dialogue within your team and encourage sub-team members to do the same

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Thank You!

Please direct any questions to the Stanley Black & Decker Integration Website

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CAUTIONARY STATEMENTS

Under the Private Securities Litigation Reform Act of 1995

Statements in this document that are not historical, including but not limited to those regarding the consummation of the proposed transaction between Stanley and Black & Decker and the realization of synergies in connection therewith, are “forward looking statements” and, as such, are subject to risk and uncertainty.

Stanley’s and Black & Decker’s ability to deliver the results as described above is based on current expectations and involves inherent risks and uncertainties, including factors listed below and other factors that could delay, divert, or change any of them, and could cause actual outcomes and results to differ materially from current expectations. In addition to the risks, uncertainties and other factors discussed in this document, the risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed or implied in the forward looking statements include, without limitation, those set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of Stanley’s and Black & Decker’s Annual Reports on Form 10-K and any material changes thereto set forth in any subsequent Quarterly Reports on Form 10-Q, those contained in Stanley’s and Black & Decker’s other filings with the Securities and Exchange Commission, and those set forth below.

These factors include but are not limited to the risk that regulatory and stockholder approvals of the transaction are not obtained on the proposed terms and schedule; the future business operations of Stanley or Black & Decker will not be successful; the risk that the proposed transaction between Stanley and Black & Decker will not be consummated; the risk that Stanley and Black & Decker will not realize any or all of the anticipated benefits from the transaction; the risk that cost synergy, customer retention and revenue expansion goals for the transaction will not be met and that disruptions from the transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation (including with respect to the transaction) and regulatory proceedings to which Stanley or Black & Decker may be a party; pricing pressure and other changes within competitive markets; the continued consolidation of customers particularly in consumer channels; inventory management pressures on Stanley’s and Black & Decker’s customers; the impact the tightened credit markets may have on Stanley or Black & Decker or customers or suppliers; the extent to which Stanley or Black & Decker has to write off accounts receivable or assets or experiences supply chain disruptions in connection with bankruptcy filings by customers or suppliers; increasing competition; changes in laws, regulations and policies that affect Stanley or Black & Decker, including but not limited to trade, monetary, tax and fiscal policies and laws; the timing and extent of any inflation or deflation in 2009 and beyond; currency exchange fluctuations; the impact of dollar/foreign currency exchange and interest rates on the competitiveness of products and Stanley’s and Black & Decker’s debt programs; the strength of the U.S. and European economies; the extent to which world-wide markets associated with homebuilding and remodeling continue to deteriorate; the impact of events that cause or may cause disruption in Stanley’s or Black & Decker’s manufacturing, distribution and sales networks such as war, terrorist activities, and political unrest; and recessionary or expansive trends in the economies of the world in which Stanley or Black & Decker operates, including but not limited to the extent and duration of the current recession in the US economy.

Neither Stanley nor Black & Decker undertake any obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date hereof.

Additional Information

In connection with the proposed transaction, Stanley has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (File No. 333-163509) that includes a joint proxy statement of Stanley and Black & Decker that also constitutes a prospectus of Stanley. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents that Stanley and Black & Decker file with the SEC at the SEC’s website at www.sec.gov and Stanley’s website related to the transaction at www.stanleyblackanddecker.com. In addition, these documents may be obtained from Stanley or Black & Decker free of charge by directing a request to Investor Relations, The Stanley Works, 1000 Stanley Drive, New Britain, CT 06053, or to Investor Relations, The Black & Decker Corporation, 701 E. Joppa Road, Towson, MD 21286, respectively.

Certain Information Regarding Participants

Stanley, Black & Decker and certain of their respective directors and executive officers may be deemed to be participants in the proposed transaction under the rules of the SEC. Investors and security holders may obtain information regarding the names, affiliations and interests of Stanley’s directors and executive officers in Stanley’s Annual Report on Form 10-K for the year ended January 3, 2009, which was filed with the SEC on February 26, 2009, its proxy statement for its 2009 Annual Meeting, which was filed with the SEC on March 20, 2009, and the joint proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on February 2, 2010. Investors and security holders may obtain information regarding the names, affiliations and interests of Black & Decker’s directors and executive officers in Black & Decker’s Annual Report on Form 10-K for the year ended December 31, 2009, which was filed with the SEC on February 19, 2010, its proxy statement for its 2009 Annual Meeting, which was filed with the SEC on March 16, 2009, and the joint proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on February 2, 2010. These documents can be obtained free of charge from the sources listed above.